Exhibit 99.1

Le Gaga Holdings Limited Announces Date of Annual General Meeting

HONG KONG, November 22, 2013 - Le Gaga Holdings Limited (NASDAQ: GAGA) (“Le Gaga” or “the Company”), a leading greenhouse vegetable producer in China, today announced that its annual general meeting will be held at 9:00 a.m. (China Standard Time) on December 20, 2013 at Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong.

The primary agenda of the meeting is to re-elect Ms. Na Lai Chiu and Mr. Gordon Xiaogang Wang as the Company’s directors, and to appoint KPMG as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2014.

Only shareholders of record at the close of business on November 6, 2013 are entitled to receive notice and to vote at the annual general meeting and any adjournment. Holders of the Company’s American Depository Shares who wish to exercise their voting rights for the underlying shares must act through the depository. Shareholders are cordially invited to attend the annual general meeting. A notice of the annual general meeting describing the matters to be considered at the meeting is available online at www.legaga.com.hk. The Company’s 20-F for the year ended June 30, 2013 is also available online.

Shareholders of the Company may receive a hard copy of the 20-F free of charge upon request. Please send an e-mail request to brian.shek@legaga.com.hk and provide your complete mailing and contact details.

About Le Gaga Holdings Limited (Nasdaq:GAGA)

Le Gaga is a leading greenhouse vegetable producer in China. The Company sells and markets greenhouse vegetables such as peppers, tomatoes, cucumbers and eggplants, as well as green leafy vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong. The Company has successfully built a trusted brand among its customers.

The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. Leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database, the Company specializes in producing and selling high-quality, off-season vegetables during the winter months.

Contact Information

For further information, please contact:

PRChina
Jane Liu	Henry Chik
Tel: (852) 2522 1838	Tel: (852) 2522 1368
Email: jliu@prchina.com.hk	Email: hchik@prchina.com.hk

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